FORM 8-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

CURRENT REPORT
Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934

Date of Report: October 25, 2002

Date of Earliest Event Reported: October 24, 2002

DOLLAR TREE STORES, INC.
(Exact name of registrant as specified in its charter)

COMMISSION FILE NUMBER: 0-25464

VIRGINIA	54-1387365
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

500 Volvo Parkway
Chesapeake, VA 23320
(Address of principal executive offices)

Registrant's telephone number, including area code: (757) 321-5000

Item 9. REGULATION FD DISCLOSURE

The following summarizes information discussed in Dollar Tree Stores, Inc.'s (the Company's) publicly available telephone conference call on October 24, 2002, regarding its third quarter 2002 earnings results. In addition, the Company's third quarter earnings press release dated October 24, 2002 is attached as Exhibit 99.1. The Company is filing this Form 8-K pursuant to the Securities and Exchange Commission's Regulation FD.

Net Sales
In the fourth quarter of 2002, we expect net sales to increase approximately 15-16% over the fourth quarter of 2001 to $825-$830 million. Our expectations are based on flat underlying comparable store net sales and our projected store-opening plans for the remainder of 2002.

Sales trends in the first-half of October 2002 have improved slightly over a disappointing September 2002.

Gross Margin
Gross margin for the third quarter improved compared to the third quarter of 2001 primarily due to lower distribution costs as a percentage of net sales and improved shrink results. Lower distribution costs as a percentage of net sales resulted primarily from increased inventory levels, which caused a higher percentage of these costs to be capitalized, and improved efficiencies and productivity. Lower shrink in our Dollar Express stores was the primary contributor to our overall third quarter 2002 shrink improvements.

Selling, General, and Administrative Expenses
Selling, general, and administrative expenses as a percentage of net sales were flat due to an increase in depreciation expense offset by decreases in other operating expenses.

Depreciation and amortization expense increased approximately 30% in the third quarter of 2002 compared to the same quarter in 2001, but increased only 2% compared to the second quarter of 2002. The increases were primarily due to depreciation costs associated with our new supply chain technology, our store relocation and expansion program, and the opening of larger stores. In 2003, we expect depreciation expense as a percentage of net sales to be approximately 3%.

Operating Income
We expect fourth quarter 2002 operating margin to be consistent with the fourth quarter of 2001, given our sales guidance.

Inventories
Inventory levels increased 21.8% compared to September 30, 2001, while net sales increased approximately 15.3% and selling square footage increased approximately 26.0%. The increase in inventory levels is consistent with our typical seasonality.

We do not expect to experience any material impact from the west coast port disruptions, and we have received approximately 97% of our Christmas merchandise.

We expect our inventory growth will be more in line with our net sales growth for the full year 2002 as we continue to focus on inventory management and productivity.

Real Estate
We opened 231 stores, expanded 83 stores and closed 27 stores during the first nine months of 2002.   During 2002, we have opened more larger stores than originally planned, which required us to shift our store openings to later in the third quarter and shift some store openings into the fourth quarter. Larger stores take longer to negotiate, build out and open compared to our smaller square footage stores. Our square footage growth in the future will come primarily from larger stores.

Supply Chain
We are currently operating point-of-sale in over 730 stores and expect to end 2002 with a total of approximately 800 point-of-sale stores.

A WARNING ABOUT FORWARD-LOOKING STATEMENTS:

This filing contains "forward-looking statements" as that term is used in the Private Securities Litigation Reform Act of 1995. Forward-looking statements address future events, developments or results and typically use words such as believe, anticipate, expect, intend, plan or estimate. For example, our forward-looking statements include statements regarding:

- future net sales, including comparable store net sales;
- operating expenses, depreciation, and operating income margin;
- store opening plans;
- planned inventory growth and the impact of west coast port disruptions;
- selling square-footage growth; and
- our supply chain initiative.

These forward-looking statements are subject to numerous risks and uncertainties that may affect us including:

- adverse economic conditions, such as declining consumer confidence or spending, or bad weather;
- possible difficulties in meeting our net sales and other expansion goals and anticipated comparable store net sales results, which may result in loss of leverage of selling, general and administrative expenses;
- increase in the cost of or disruption of the flow of our imported goods;
- the difficulties in managing our aggressive growth plans, including opening stores on a timely basis;
- competition and possible increases in merchandise costs, shipping rates, freight costs, or other operating costs such as wage levels; and

- the capacity and performance of our distribution network and our ability to expand its capacity in time to support our net sales growth.

For a discussion of the risks, uncertainties and assumptions that could affect our future events, developments or results, you should carefully review the "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business" sections in our Annual Report on Form 10-K filed March 14, 2002. Also, carefully review "Risk Factors" in our most recent prospectuses filed November 15, 2000 and August 3, 2000. In light of these risks and uncertainties, the future events, developments or results described by our forward-looking statements in this document could turn out to be materially and adversely different from those we discuss or imply.

We are not obligated to release publicly any revisions to any forward-looking statements contained in this filing to reflect events or circumstances occurring after the date of this report or to reflect the occurrence of future events and you should not expect us to do so.

Item 7. FINANCIAL STATEMENTS AND EXHIBITS

     (c)   Exhibits

Exhibit #   Description

99.1   Dollar Tree Stores, Inc.'s press release regarding earnings results for the third quarter ended September 30, 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

DATE: October 25, 2002

DOLLAR TREE STORES, INC.

By:

Frederick C. Coble
Chief Financial Officer